UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Anthony Hsieh
6561 Irvine Center Drive
Irvine, California 92618
202-662-6000

Frank M. Conner, III
Michael P. Reed
Charlotte May
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
202-662-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106
1.	Names of Reporting Persons Anthony Hsieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,327,923

		8.	Shared Voting Power 132,584,812

		9.	Sole Dispositive Power 3,327,923

		10.	Shared Dispositive Power 132,584,812

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,912,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.6%[1,2]

14.	Type of Reporting Person (See Instructions) IN

[1]	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Common Stock but conversion of no other Class C Common Stock.

[2]	Based on 88,134,396 shares of the Issuer’s Class A Common Stock outstanding on August 5, 2024 as reported by the Issuer in its Annual Report on Form 10-Q for the three-months ended June 30, 2024, filed with the SEC on August 8, 2024.

Explanatory Note

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 9 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023, February 7, 2023, April 6, 2023, May 28, 2024, August 20, 2024 and September 3, 2024 (as amended prior to the date hereof, the “Original Filing,” and as amended by this Amendment No. 9, the “Statement”). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 4. Purpose of Transaction

The paragraph below is hereby added as the penultimate paragraph in Item 4 of the Original Filing:

As previously disclosed, the Reporting Person is party to the Registration Rights Agreement, dated as of February 16, 2021 (the “Registration Rights Agreement”), by and among the Issuer, LD Holdings Group LLC, the Hsieh Investors (as defined therein) and certain other holders identified therein. Pursuant to the terms of the Registration Rights Agreement, the Reporting Person has exercised his right to request that the Issuer file a registration statement with the U.S. Securities and Exchange Commission to register the offer and sale, from time to time, of 35 million shares of Class A Common Stock that are beneficially owned by the Reporting Person. The Reporting Person reserves the right to increase or decrease the number of shares to be registered or withdraw the registration request. There can be no guarantee that the Reporting Person will commence or consummate an offering under the registration statement. The Reporting Person may make additional registration requests in the future pursuant to the Registration Rights Agreement. The foregoing does not constitute an offer of any securities for sale.

Item 5. Interest in Securities of the Issuer

(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 88,134,396 shares of the Issuer’s Class A Common Stock outstanding on August 5, 2024 as reported by the Issuer in its Annual Report on Form 10-Q for the three-months ended June 30, 2024, filed with the SEC on August 8, 2024. The Reporting Person also owns 61,763 unvested restricted stock units of the Issuer. By virtue of the relationship among the Reporting Person and the Class C Stockholders (as defined in the Original Filing), the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.

(c) The Reporting Person, through the JLSSAA Trust, has sold certain shares of Class A Common Stock as shown in the table below. The amounts reported are weighted average prices. The Reporting Person undertakes to provide the Issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, specific trade amounts and pricing at which the respective transactions were effected.

Date	Number of Shares	Weighted Average Price
9/4/2024	61,747	$2.6459(1)
9/5/2024	107,674	$2.5685(2)
9/6/2024	239,729	$2.4410(3)
9/9/2024	27,713	$2.5183(4)

1.	The shares were sold in multiple transactions at prices ranging from $2.595 to $2.71.
2.	The shares were sold in multiple transactions at prices ranging from $2.54 to $2.62.
3.	The shares were sold in multiple transactions at prices ranging from $2.39 to $2.55.
4.	The shares were sold in multiple transactions at prices ranging from $2.39 to $2.575.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby amended to add the following:

Effective upon consummation of the Issuer’s IPO, the Reporting Person entered into the Registration Rights Agreement pursuant to which the Issuer is required to register the sale of shares of Class A Common Stock held by the Reporting Person and certain of his affiliates (collectively defined therein as the Hsieh Investors) and the Parthenon Investors (as defined therein). The Registration Rights Agreement requires the Issuer to make available and keep effective shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the Hsieh Investors and the Parthenon Investors have the ability to exercise certain demand registration rights and/or piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by the Issuer.

This summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement which is incorporated by reference as Exhibit 1 hereto.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 - Registration Rights Agreement, dated February 16, 2021, by and among loanDepot, Inc., LD Holdings Group LLC and certain holders identified therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Anthony Li Hsieh

By:	/s/ Anthony Li Hsieh

Dated: September 10, 2024